1114 Avenue of the Americas, 23rd Floor New York, New York 10036.7703 USA P. 212.880.6000 | F. 212.682.0200 www.torys.com Mile T. Kurta mkurta@torys.com P. 212.880.6363

December 3, 2024

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention:	Timothy S. Levenberg
Daniel Morris

Re:	Brookfield Renewable Partners L.P.
Registration Statement on Form F-3
Filed November 1, 2024
File No. 333-282962

Dear Ladies and Gentlemen:

On behalf of Brookfield Renewable Partners L.P. (the “Company”), please find responses to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 26, 2024, with respect to the Company’s Registration Statement on Form F-3 (File No. 333-282962) filed with the Commission on November 1, 2024 (the “Registration Statement”). Amendment No. 1 to the Registration Statement (“Amendment No. 1”) is being filed concurrently herewith. The numbered paragraph below corresponds to the numbered comment in the Staff’s letter and the Staff’s comments are presented in bold italics. In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement in Amendment No. 1 to incorporate by reference the Company’s interim consolidated financial statements for the three and nine months ended September 30, 2024 and 2023 and management’s discussion and analysis thereon, and has made corresponding changes to the disclosure throughout the prospectus. Unless otherwise indicated, defined terms used herein have the meanings set forth in Amendment No. 1.

Cover Page

1.	Please revise your cover page and other appropriate parts of the prospectus to better explain the offering being registered. In particular, please clarify each of the following nine items:

•	What are the exact transactions being registered pursuant to this registration statement?

The Company acknowledges the Staff’s comment and has revised the cover page and pages i, 3, 16, 17 and 22 of Amendment No. 1 to address the Staff’s comment.

•	Why the securities may be issued by the partnership or delivered by BEPC?

The Company acknowledges the Staff’s comment and has revised the cover page and pages 2 and 11 of Amendment No. 1 to address the Staff’s comment.

•	How will the method be determined in any given exchange?

The Company acknowledges the Staff’s comment and has revised the cover page and pages 2 and 11 of Amendment No. 1 to address the Staff’s comment.

•	What are the circumstances under which LP Units may be sold in connection with an acquisition of the exchangeable shares?

The Company acknowledges the Staff’s comment and has revised the cover page and pages i, 3, 6, 16 and 17 of Amendment No. 1 to address the Staff’s comment.

•	Why have you replaced Existing BEPC with a new entity, 1505127 B.C. Ltd., as issuer in the arrangement?

The Company acknowledges the Staff’s comment and has revised page 1 of Amendment No. 1 to address the Staff’s comment.

•	As to the LP Units that may be issued in the future, are there any currently planned offerings?

The Company acknowledges the Staff’s comment and advises the Staff that the registration statement is only registering LP Units that may be issued or delivered in exchange for Exchangeable Shares (i) outstanding following closing of the Arrangement or (ii) that may be issued from time to time by BEPC following closing of the Arrangement pursuant to Regulation S or another effective registration statement under the Securities Act. The Company further advises the Staff that there are no current plans of BEPC to issue any such additional Exchangeable Shares. The Company further advises the Staff that the Company has not included a statement regarding future offerings in the Registration Statement because the Registration Statement relates to a continuous or delayed offering, and such a statement regarding future offering plans as of the date of the prospectus would be potentially misleading, as BEPC’s offering plans may change over time.

•	Under what circumstances would Brookfield Corporation need to satisfy the obligations of the partnership or BEPC?

The Company acknowledges the Staff’s comment and has revised the cover page and pages i, 2 and 3 of Amendment No. 1 to address the Staff’s comment. See also pages 12 to 15 of Amendment No. 1.

•	What is the purpose of the rights agreement?

The Company acknowledges the Staff’s comment and has revised pages 2 and 12 of Amendment No. 1 to address the Staff’s comment.

•	Will the LP Units offered under this registration statement be issued pursuant to the rights agreement?

The Company acknowledges the Staff’s comment and has revised the cover page and pages i, 3 and 22 of Amendment No. 1 to address the Staff’s comment.

If there are additional comments or questions, please do not hesitate to contact the undersigned at (212) 880-6363 or Chris Bornhorst at (212) 880-6047.

Very Truly Yours,

By:	/s/ Mile Kurta
Mile Kurta Torys LLP

cc:	Connor Teskey, Brookfield Canada Renewable Manager LP
Chris Bornhorst, Torys LLP

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